Exhibit (A) (16)


For Immediate Release-  National Circuit


Contact:                    George V. Hager, Jr. (610) 444-6350



  Genesis ElderCare Acquisition Corp. Completes Offer to Purchase 12.50% Senior
          Subordinated Notes due 2002 of The Multicare Companies, Inc.


                  Kennett Square, PA -- October 9, 1997 -- Genesis ElderCare Acquisition Corp., a wholly owned subsidiary of Genesis ElderCare Corp., announced today that it has successfully completed its offer to purchase with respect to the 12.50% Senior Subordinated Notes due 2002 (the "Notes") of The Multicare Companies, Inc., a Delaware corporation ("Multicare").

                  As of 11:59 p.m., New York City time, on the October 8, 1997 expiration date, approximately $23,826,000 in aggregate principal amount of the outstanding Notes had been tendered and consents had been provided, representing approximately 99.69 percent of the $23,901,000 Notes outstanding.

                  Following the expiration of the offer, Genesis ElderCare Acquisition Corp. accepted for payment all Notes validly tendered pursuant to its Offer to Purchase and Consent Solicitation Statement dated September 11, 1997. The Total Consideration for each $1,000 principal amount of Notes tendered was $107.2131 based on a payment date of October 9, 1997 (plus accrued and unpaid interest).

                  Requests for information or documents should be directed to Morgan Stanley Dean Witter at (212) 761-4341 (the Dealer Manager) or D.F. King & Co., Inc. (the Information Agent) at (800) 290-6427 (toll free).

                  Genesis ElderCare Corp. was formed by Genesis Health Ventures, Inc. (NYSE: GHV), The Cypress Group L.L.C. and TPG Partners II, L.P. to acquire Multicare.